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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME No. 07.689.002/0001-89

NIRE: 353.003.257-67

MATERIAL FACT

Embraer S.A. (the “Company”), pursuant to CVM’s Resolution No. 44, dated August 23rd, 2021, and in connection with the material fact disclosed on June 10th, 2021, hereby informs its shareholders and the market in general that the Company, along with two of its subsidiaries (EVE UAM, LLC (“Eve”) and Embraer Aircraft Holding Inc. (“EAH”)), and Zanite Acquisition Corp. (“Zanite”), a publicly held special purpose acquisition company incorporated under the laws of the State of Delaware in the United States, entered into, on this date, a Business Combination Agreement (the “Business Combination Agreement”). Under the Business Combination Agreement, the Company’s urban air mobility business, which includes the development and certification of electric vertical take-off and landing vehicles (“eVTOLs”), the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (the “UAM Business”), will be combined with Zanite and the resulting entity will be publicly traded in the United States (the “Combination”).

In connection with the Combination, the Company, Eve and EAH also entered into a Contribution Agreement, which governs the transfer of certain assets and liabilities related to the UAM Business to Eve and the transfer of Eve’s units to EAH in preparation for the Combination.

The Combination will be implemented through an exchange of Eve’s units, which are owned by EAH, for shares of Zanite common stock. After the exchange is effected, Eve will become a wholly owned subsidiary of Zanite and Zanite will change its corporate name to EVE Holding, Inc. (“New Eve”). In connection with the Combination, the Company also entered into new agreements to provide products, inputs, and services to Eve which will continue to be effective after the Combination is completed.

Upon closing of the Combination, EAH will own 237.5 million shares of New Eve’s common stock, representing approximately 82% of the outstanding shares of New Eve as of the closing. EAH will receive 220 million shares in exchange for Eve’s units, and 17.5 million shares against a cash contribution of US$175 million. The remaining shares of common stock will be owned by the Zanite’s public shareholders, Zanite’s sponsor and certain third-party investors who enter into subscription agreements to purchase shares of Zanite common stock at the closing of the Combination. In connection with such commitments, Embraer has entered into arrangements with certain of such strategic investors to provide them with price protections in the amount of up to their $30 million aggregate commitments in the form of credits for parts and services or cash in exchange for the transfer of shares to Embraer.

New Eve will be listed on the New York Stock Exchange and will be required to disclose reports and financial information relating to its activities pursuant to the regulations of the United States Securities and Exchange Commission (the “SEC”).

The Combination, which has been unanimously approved by Zanite’s board of directors and the Company’s board of directors, is expected to close in the second quarter of 2022, subject to approval by regulators, approval of the transaction by Zanite’s shareholders and other customary conditions.

Pursuant to SEC regulations, Zanite will disclose additional information relating to the Combination, which will be available on the SEC’s website at www.sec.gov and on Zanite’s website at (https://zaniteacquisition.com/znte-i/). Free translations of the main agreements relating to the Combination will be available at the following website: https://ri.embraer.com.br/. The Company does not assume any liability for the information disclosed by Zanite.

In keeping with its strategy of innovation and growth, the Company will keep its shareholders and the market in general duly informed about new material information relating to the transaction.

São José dos Campos, December 21, 2021

Antonio Carlos Garcia
Finance and Investor Relations Executive Vice-President

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations